
August 31, 2010

Taylor Z. Guo
Chief Executive Officer
Tibet Pharmaceuticals, Inc.
53 Niwang Rd
Shangri-La County, Diqing,
Yunnan Province, China 674400

> **Re:** **Tibet Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1/A**
> **Filed on August 16, 2010**
> **File No. 333-166854**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 on Form S-1/A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Consolidated Statement of Cash Flows, page 54

1. It appears that your net increase in cash for the three months ended March 31, 2010 was $604,090 and not $2,888,856. The $2,888,856 amount appears to be the net increase in cash from operating activities. In addition the $2,346,945 amount appears to be the amount of cash flow used in financing and not investing activities. Please revise your filing accordingly.

Research and Development, page 75

2. We note your response to prior comment 15. Your revised disclosure includes the total amount of research and development expenses in U.S. Dollars for each period presented but we do not see the disclosure of the amount of research and development costs incurred during each period presented for your significant projects. Please tell us where you included this disclosure or if it was not included in this amendment, we repeat our request to include this information in your next amendment.

Consolidated Financial Statements, page F-2

3. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

4. We note your response to prior comment 18. Please address the following additional comments:

   - We repeat the part of our comment that requests you to tell us the controls you maintained and procedures you performed to ensure that you have made all the necessary and appropriate adjustments in your conversion to U.S. GAAP and included the required disclosures. This might include the use of U.S. GAAP work plans and disclosure checklists.
   - You mention that a senior accountant prepares the financial statements and evaluates the effectiveness of your internal controls. Please tell us how this employee gained his U.S. GAAP reporting knowledge. Please cite any education and ongoing training this employee received related to U.S. GAAP.
   - You are silent in your response regarding the experience of your Chief Financial Officer. Please confirm for us that she does not have any U.S. GAAP financial statement preparation or audit experience or explain to us her experience and training with U.S. GAAP.
   - Please explain whether you have a controller function. If so, please explain how this position factors into the preparation of your financial statements and the U.S. GAAP experience and training of this individual.

5. Regarding your response to prior comment 18, please add a prominent risk factor related to your internal control structure addressing:

   - Your level of experience with U.S. GAAP and the potential impact on reported results of operations, financial position and cash flows associated with any misapplication of U.S. GAAP; and
   - Your future obligation to evaluate the effectiveness of disclosure controls and procedures and internal controls over financial reporting. Please see Items 307 and 308 of Regulation S-K.

Note 1. Organizations, page F-6

6. We note your response to prior comment 19. Given than no individual shareholder appears to control both YSTP and TBET, please explain to us why it is appropriate to initially consolidate YSTP at historical cost under ASC 810-10-30-1. In your response please clarify how you determined that the companies met the criteria for common control for accounting purposes in accordance with the guidance of EITF 02-5, and revise your disclosure accordingly.

Consolidated Statements of Cash Flows, page F-4 and page F-25

7. We note your response to prior comment 20 and your revisions to the Statement of Cash Flows. The individual line items of the Operating Cash Flows section of the Statement of Cash Flows do not appear to sum to the net cash provided by operating activities balance for the three months ended March 31, 2010 and March 31, 2009 and fiscal years ended December 31, 2009 and December 31, 2008. Please revise your filing accordingly. Please also ensure that your Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure is consistent with any revisions.

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christpher J. Mugel
        Kaufman & Canoles, P.C.
        Three James Center, 12th Floor
        1052 East Cary Street
        Richmond, VA 23219